Exhibit 99.3
AMENDMENT TO
VOTING AGREEMENT
          THIS AMENDMENT (this “Amendment”) to that certain Voting Agreement, dated as of May 20, 2008, as amended (the “Voting Agreement”), entered into by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the “Shareholders” when referred to with respect to either or both of the Company and Buyer), and the Company, as the sole shareholder of Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”) is executed on July 25, 2008;
          WHEREAS, each of the Shareholders and Buyer wish to amend the Voting Agreement as more fully described below.
          NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
AMENDMENTS
     1. The parties hereto agree to amend the Voting Agreement to delete the eighth “WHEREAS” clause in its entirety, and in its stead, insert the following, so that the same shall read as follows:
     “WHEREAS, in conjunction with and following the Business Combination, the Company plans to dissolve and liquidate with all of the common stock of the Buyer being distributed to the Company’s shareholders at a ratio of one-to-one based on the number of shares of Company Common Stock held by such shareholders (the “Dissolution”).
     2. The parties hereto agree to amend the Voting Agreement to delete the ninth “WHEREAS” clause in its entirety, and in its stead, insert the following, so that the same shall read as follows:
     “WHEREAS, the Shareholders intend that this Voting Agreement apply to the Company before and until the time of the Dissolution and thereafter apply to Buyer;
     3. The parties hereto agree to amend the tenth “WHEREAS” clause by deleting the word “Merger” in the first line thereof, and in its stead inserting the word “Dissolution.”
     4. The parties hereto agree to amend the Voting Agreement to amend Section 1(a). thereof by deleting the word “Merger” in the fifth line thereof, and in it stead inserting the word “Dissolution.”

     5. The parties hereby agree to amend Sections 10(c) and Section 10(d) by deleting the word “Merger” wherever it appears in these subsection, and in its stead inserting the word “dissolution.”
MISCELLANEOUS
     1. The parties hereto acknowledge and confirm that other than as amended herein, the Voting Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.
     2. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Voting Agreement.
     3. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
     4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, the Company, shall be deemed to be one party, the Investors shall be deemed to be one party, and the Inside Shareholder shall be deemed to be one party.

     5. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.
[Signature page follows]

     IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.
The Former Shareholders

/s/ Evan Breibart	1,375,000
Panagiotis Zafet, by his attorney-in-fact	Number of Former Shareholder Shares

/s/ Evan Breibart	1,375,000

Simon Zafet, by his attorney-in-fact	Number of Former Shareholder Shares
The Investors
UNITED CAPITAL INVESTMENTS CORP.

By:	/s/ Evan Breibart Name: Evan Breibart	687,500 Number of Investor Shares
Title: Attorney in fact

ATRION SHIPHOLDING S.A.

By:	/s/ Evan Breibart Name: Evan Breibart	687,500 Number of Investor Shares
Title: Attorney in fact

PLAZA SHIPHOLDING CORP.

By:	/s/ Evan Breibart Name: Evan Breibart	657,500 Number of Investor Shares
Title: Attorney in fact

COMET SHIPHOLDING, INC.

By:	/s/ Evan Breibart Name: Evan Breibart	687,500 Number of Investor Shares
Title: Attorney in fact
The Inside Shareholders

/s/ Georgios Koutsolioutsos Georgios Koutsolioutsos	2,310,000 Number of Insider Shares

/s/ Alexios Komninos Alexios Komninos	302,500 Number of Insider Shares

/s/ Ioannis Tsigkounakis Ioannis Tsigkounakis	137,500 Number of Insider Shares
SEANERGY MARITIME CORP.

By:	/s/ Georgios Koutsolioutsos Name: Georgios Koutsolioutsos
Title: President